[ING FUNDS LOGO]

July 22, 2009

VIA ELECTRONIC MAIL AND EDGAR

Brion R. Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:         ING Series Fund, Inc.

(File Nos. 33-41694; 811-6352)

Dear Mr. Thompson:

This letter responds to the Staff’s comments provided via telephone to Jay Stamper on July 20, 2009, for Post-Effective Amendment No. 127 to the Registration Statement for ING Series Fund, Inc. (“Registrant”). Our summaries of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

ING Money Market Fund (“Fund”) Class A, Class B, and Class C Prospectus and Class I Prospectus

Introduction to the Fund (page 1)

1.                                     Comment:  The Staff requested that this section be removed as it precedes the risk/return summary of the prospectus.

Response:  The Staff has provided this comment previously and the Registrant believes that the “Introduction to the Fund” section is consistent with the format of other ING Funds’ prospectuses and this section provides investors with useful summary information without lessening the importance of the risk/return summary that follows.  Therefore, we have left the section in its original respective position in the Prospectuses.

ING Money Market Fund (“Fund) Class A, Class B, and Class C Prospectus

What You Pay to Invest (page 4)

2.                                       Comment:  The Staff requested that the footnotes that appear under the table entitled “Fees You Pay Directly” be moved to the end of the fee table discussion.

Response:  The Registrant believes that the current presentation is clearer and helps to avoid confusion between the footnotes to the sections entitled “Fees You Pay Directly” and “Operating Expenses Paid Each Year by the Funds.”  The Registrant appreciates the Staff’s comment; however, the Registrant believes that the disclosure is appropriate in its current location.  Accordingly, no change has been made.

ING Money Market Fund Class A, Class B, Class C, Class I and Class O Statement of Additional Information (“SAI”) and Brokerage Cash Reserves SAI.

The Staff had no comments to either SAI.

*              *              *              *              *              *              *              *

Should you have any questions or comments regarding this letter, please contact Kim Springer at 480-477-2674 or the undersigned at 480-477-2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:           Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Phillip Newman, Esq.

Goodwin Procter LLP

Attachment A

[ING FUNDS LOGO]

July 22, 2009

VIA ELECTRONIC MAIL AND EDGAR

Brion R. Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:          ING Series Fund, Inc.

(File Nos. 33-41694; 811-6352)

Dear Mr. Thompson:

ING Series Fund, Inc. (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:           Phillip Newman

Goodwin Procter LLP